UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE

ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS

UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission File Number   1-15991

AirTran Holdings, Inc.

(Exact name of registrant as specified in its charter)

9955 AirTran Boulevard, Orlando, Florida 32827 (407) 318-5600

(Address, including zip code, and telephone number, including area code,

of registrant’s principal executive offices)

Common Stock, $0.001 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under

Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[x]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[x]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date:         1

Pursuant to the requirements of the Securities Exchange Act of 1934, AirTran Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 13, 2011	AIRTRAN HOLDINGS, LLC, as successor by merger to AirTran Holdings, Inc.

By: Southwest Airlines Co., its sole member

	By:	/s/ Laura Wright
		Name:	Laura Wright
		Title:	Senior Vice President
Finance and Chief Financial Officer